UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101,

ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Transcript of a conference call hosted by the Registrant to discuss its financial results for the quarter ended September 30, 2014. The transcript has been selectively edited to facilitate the understanding of the information communicated during the conference call. A replay of the conference call can be heard by accessing the investor relations section on the Registrant’s website at www.orbotech.com.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH

Moderator: Anat Earon-Heilborn

November 3, 2014

09:00 am EST

Coordinator:	Welcome and thank you all for standing by.

At this time all participants will be in a listen-only mode. During the presentation we will conduct a question and answer session. If you have any questions, please press star and then one.

This call is being recorded. If you have any objections you may disconnect at this point.

I will now turn the meeting over to Ms. Anat Earon-Heilborn. Ma’am, you may begin.

Anat Earon-Heilborn:	Thank you, Brian.

Joining me on the call today are Asher Levy, Chief Executive Officer; Amichai Steinberg, President and Chief Operating Officer; and Doron Abramovitch, Chief Financial Officer.

Please note that certain statements that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words estimate, project, intend, expect, believe, and similar expressions are intended to identify forward-looking statements. And these forward-looking statements involve known and unknown risks and some uncertainties. Any factors could cause the actual results, performance or achievements of the company to be materially different from those that may be expressed or implied by such forward-looking information.

Additional information regarding risk and uncertainties associated with the company’s business are included in but not limited to the company’s 20-F and other reports filed from time to time with the Securities and Exchange Commission.

Before I turn the call to Asher Levy, I would like to point out that management will be attending two conferences in New York next week — the RBC TIMT Conference and the Barclay’s Small Cap Symposium.

With that said I would like to turn the call over to Asher Levy.

Asher Levy:	Good morning, everyone, and thank you for joining us today to discuss the results of the third quarter, a solid quarter, and the first one to include the impact of the SPTS acquisition — which we now call Semi IC and Systems.

The acquisition closed almost halfway through the quarter and this timing created some abnormalities in the financial results which Doron will explain later.

While the PCB industry was not quite as strong as we have expected, the impact was offset by the FPD and Semi IC and Systems businesses.

In general, we are pleased with the larger scale that the acquisition of SPTS brings. The acquisition also increases our business diversification — a key part of our long term strategy.

Our growing footprint in the electronics industry should help to reduce cyclicality and make us less vulnerable to short-term fluctuations in the industries that we serve.

Moving on to discussing our businesses in more details, in our PCB business the market pick up that we saw in the second quarter eased in the third quarter, and some customers postponed purchases that were originally planned for Q3.

The fundamentals, however, have not changed. Key growth drivers include, one, the rapid deployment of broadband networks across China; two, the continued rapid evolution of smart devices; and, three, the increase of electronic elements in automotive. These factors along with the recent product launches and future product pipeline make us optimistic about the long-term outlook.

Ten days ago at the TPCA show in Taiwan we launched our new direct imaging system which we mentioned in previous conference call. The new system — the Nuvogo — is a dramatic product line extension for Orbotech. It is a mass production tool notably faster than current available products. Even though it is a premium system, we believe it nevertheless offer significant cost advantages offering customers who otherwise wouldn’t have considered using direct imaging a powerful value proposition. By appealing to a wider range of customers and applications, the Nuvogo increases Orbotech’s addressable market. It was extremely well-received in its launch event as well as by the beta-customers who have followed up test period with purchases. We are focused on turning this very positive response into commercial success.

The FPD division performed well in the quarter against the business setting similar to that of the second quarter. There are two investment waves which we are currently discussing with customers. The first relates to Gen 6 facilities for small to mid ultra high definition displays. The other is extension or expansion of Gen 8 facilities for large TVs, the same facilities for which we received orders in the first quarter of 2014. We expect these discussions to materialize into actual orders in 2015 and beyond. We expect the industry outlook to remain favorable in 2015.

During the quarter we recorded initial revenues from our new flat panel repair system, the Prism — which offers state-of-the-art repair capabilities — to support the production of the most advanced display technologies including OLED display. In addition, in early October we started delivering of our new flat panel automated optical inspection system, the Quantum.

In September we were honored to receive an award for “best technology support” from China Star Electronics Company, one of our fastest growing flat panel customers. The award was given to us for our contribution to the success of a plant

China Star began operating a couple of years ago. I was handed the award at the groundbreaking ceremony for China Star’s new plant scheduled to begin operation in 2016. Receiving such an award in the presence of hundred of executives representing customers, vendors and government entities was a great honor and sent a clear message to the entire FPD value chain regarding our strong market position, technological leadership, and dedication to the success of our customers.

We’ve already discussed the rationale for the acquisition of SPTS — now called the Semi IC and Systems division — at some length so I will go right into its operation.

The Semi IC and Systems business performed strongly in the third quarter executing well in a positive business environment. Specifically, we saw investment in the RF — radio frequency — and power segments, and some of our key customers enjoy the higher demand for the product than they have expected. RF is driven mostly by mobile connectivity and power is linked primarily to mobile connectivity, the automotive industry, and green energy platforms. We believe that some of this capacity expansion is related to our customers growing their market share within new and successful consumer electronics product lines.

The quarter showed a healthy balance between acquiring a new customers and placing new applications or technologies within existing customers. Most new customer wins were in the MEMS — micro electro mechanical systems. This is a result of the growth in smart mobile devices and of the Internet of Things space — which attracts new players that launch new MEMS devices.

Turning to placements of new technologies within existing customers, we continue to increase our footprint in advanced packaging applications, winning new business against our largest competitors.

In addition, we are pleased to receive a repeat order from a large Korean outsource assembly and test, OSAT, company that provides device packaging services to one of the smart phone market leaders. This customer was the first to transition to our Inspira PVD system, and the repeat order is a reflection of their satisfaction with this product. This is an important win for Orbotech. It helps us strengthen our position in the market for providing packaging services to the semiconductor industry.

In our solar business we completed deliveries related to the orders announced in December 2013, and exceeded our original 2014 revenue target. We are glad to report that we have received follow-on orders — an indication that suggests that revenues in 2015 will be higher than in 2014. We believe that our solution — which increases the efficiency of photovoltaic solar cells — positions us to benefit from what could be fundamental change in the energy market.

To conclude, we are satisfied with the results of the quarter and especially pleased with the performance of our new area, Semi IC and Systems. We have already identified several cross-selling opportunities and have begun working on a number of joint projects. Both are important aspects of the rationale of the acquisition.

As I said at the beginning of this conference call, Orbotech now enjoys a large scale and a more diversified product line serving a growing array of markets. This reinforces Orbotech’s industry leadership and allows us to better serve our customers.

I will now turn the call to Doron who will discuss the quarter’s results and the guidance.

Doron Abramovitch:	Thank you, Asher, and good morning, everyone.

I’m pleased to provide you with an analysis of our financial results and business performances for the third quarter of 2014 as well as our outlook for the fourth quarter.

Revenues for the third quarter were $167 million. This is comprised of $53 million generated by the Semi IC and Systems business and $114 million generated by the rest of Orbotech. When we look at the $53 million of the Semi IC and Systems business generated in the period that began on August 7 — the acquisition closing date — we see that these are the vast majority of the revenues for the entire quarter which totaled $57 million. In other words, this was a very back-end weighted quarter for the Semi IC and Systems business.

If we look at the equipment sales breakdown, Asher’s point regarding business diversification becomes very visible. Total equipment sales in Q3 were approximately $120 million. Equipment sales to the PCB industry accounted for 35% of the total equipment sales compared with 61% in Q3 2013 and equipment sales to the FPD industry accounted for 22% compared with 36% last year. Equipment sales to the Semi IC and Systems industry accounted for 39% of total equipment sales.

Equipment sales in the solar sector were $4.2 million leaving nine months total revenues at 11.5 million — exceeding the initial 2014 $10 million target.

Service revenues were 29% of total revenues of $48 million. Without giving effect to the contribution of the Semi IC and Systems business, service revenue for the third quarter was $40 million — up from $39 million in the third quarter of 2013 and another record performance.

Looking at geographies, the largest two destinations of our equipment sales this quarter were Taiwan and China which represented 23% and 21% of the company’s equipment sales respectively. While Asia continues to account for the majority of our revenues, the Semi IC and Systems segments had a significant impact on the geographic distribution of our sales.

In this quarter, equipment sales to North America accounted for 14% of total equipment sales compared to 8% in Q3 2013. And equipment sales to the Europe accounted for 18% compared to 2% in Q3 2013.

Gross margin was 44.2% for the quarter compared to 44.6% in Q3 last year. Gross margin reflects the change in the mix of sales and lower utilization rate in this quarter.

In our long-term model for $900 million revenues — which we shared with you on our September 4 conference call — we target the long-term gross margin to be in the range of 48% to 50%. We believe achieving this level is possible because of our target business mix and operating leverage.

Non-GAAP operating expenses in Q3 was approximately $46 million. This includes R&D and SG&A expenses.

I would like to highlight that amortization of intangible is not included in our definition of non-GAAP operating expenses. Therefore, the increase in these items following the SPTS acquisition will not impact our non-GAAP operating and net income.

Non-GAAP operating expenses also do not account for one-time acquisition cost incurred this quarter of approximately $6.8 million.

Going forward we expect non-GAAP operating expenses run rate of $50 million to $53 million reflecting the full quarter inclusion of the Semi IC and Systems business.

Financial expenses in this quarter were $3.9 million including $2.5 million interest on our $300 million loan. Our loan bears annual interest at the floating rate of LIBOR plus 4% with a 1% LIBOR flow. The weighted average interest rate is equal to approximately 5.5%.

Non-GAAP net income for Q3 was $22.6 million, reflecting a margin of 13.5% or 53 cents per share diluted. Please note, again, that profitability in this quarter was positively affected by the timing of the revenues and expenses of approximately $6 million to $7 million in the Semi IC and Systems business.

Cash flow from operations was $18 million and as of September 30, 2014 we had approximately $148 million in cash and financial investments and gross debt of $303 million.

Moving on to the fourth quarter outlook.

We expect revenues for the fourth quarter to be approximately $190 million. In summary we are pleased with the performance in the quarter. With our larger scale and increased business and geographic diversification, we look forward to continue to grow our business and expend its profitability.

That concludes my comments and I will now turn the call to the operator to begin the Q&A session.

Coordinator:	Participants, we will now begin the question and answer session. If you have any questions, please press star and then one. Please unmute your phones and record your names when prompted. Your names will be required for me to introduce you.

To withdraw, please press star and then two.

One moment, please, for the first question.

Our first question comes from the line of Jim Ricchiuti. Sir, your line is open.

Jim Ricchiuti:	Thank you. Good afternoon.

I had a question on the SPTS contribution. I think originally you were — at the time of acquisition — talking about a hundred million of revenue in the second half of the year. And it looks like you got off to a stronger start in Q3. So were we — should we anticipate some sequential decline in revenue from this business in Q4?

Asher Levy:	Hi, Jim. This is Asher. No. We don’t expect a decline in the fourth quarter.

Jim Ricchiuti:	Okay. So, if we look, Asher, at the flat panel — the FPD business and the PCB business — relative to maybe the way you were looking at the business in early August, is it more some softening or slower than expected pickup in PCB?

Asher Levy:	Well, I mentioned that Q3 was a bit weaker than initially expected. That was the status of the industry. Nevertheless we see the level of activity within our customers growing so we expect Q4 to be back to the normal levels that we initially expected.

In FPD our plans are on track in terms of revenues for Q3 and expectations for Q4.

Jim Ricchiuti:	Okay. One final question if I may. I may have missed it. Did you give a unit number for the direct imaging?

Asher Levy:	No, we didn’t. If you want I can give you the number. Nevertheless I think that with the scope and the scale of the company and the fact that direct imaging is no longer such a significant in terms of its contribution, but rather we now have more products that are more equally spread in terms of contribution. I think the issue if number of systems is less relevant, nevertheless if you’re interested I can give you the number.

Jim Ricchiuti:	Sure. And I’m just wondering if the new system — if you see that. You talked about it expanding your addressable market. Is there any cannibalization with the existing tool that you had out there? Or did you just see this…

((Crosstalk))

Asher Levy:	Well, overtime the system will replace existing systems. It will take some time. The system as I mentioned is a premium system. It’s a premium system and therefore we are carefully managing the sale of that system so in this transition period we are selling both the existing model as well as the new model, but overtime we’ll switch more and more to the new model.

So I don’t think it will cannibalize existing system, but over time, given the unique capabilities and performance of the system I think we can approach more customers and additional applications that currently maybe we are not addressing with our existing system.

Jim Ricchiuti:	Thanks. If you do have the number that’s be great. Thank you.

Asher Levy:	Yes, 32.

Jim Ricchiuti:	Thank you.

Asher Levy:	You’re most welcome.

Coordinator:	Our next question comes from the line of Mahesh Sanganeria. Sir, your line is open.

Mahesh Sanganeria:	Yes. Thank you, Asher. A question on semis and the systems business.

So you have a — it looks like a systems part, about $45 million run rate; and the service is about $8 million run rate right now. Is that the right way to look at it in — as we look in 2015, how do you see those numbers tracking? And if you can tell us which part of that system business is growing in terms of IC versus system, or if you can give us some more color on that?

Asher Levy:	You’re right about the $45 million and close to $8 million in customer support revenues. We expect the split to be similar in terms of the ratio between systems sales and customer support also going into 2015.

Obviously we are in the middle of determining our work plans for 2015. Overall the sentiment is very positive and we are expecting growth in SPTS next year.
In terms of the segment in the last quarter and probably also going into Q4, the RF sector performed very well. Even slightly above the expectation. And the outlook of — for the short to midterm is that RF sector will continue to perform very strongly.
And actually we see on all other segments like power, MEMS, and advanced packaging, also, that situation, maybe with — maybe excluding the MEMS which in the last six months was a bit slow, but we are starting to see that equipment sales are starting to grow as we are looking in 2015, but what we see in terms of market outlook is that all — both power, RF, MEMS, and advanced packaging — are expected to grow in 2015.

Mahesh Sanganeria:	Okay. That’s very helpful. A question on PCB business. Can you give us a little bit more details on what’s driving the weakness and the timing? When did you start seeing the weakness, and are you seeing any — when do you expect the recovery to begin in that business?

Asher Levy:	Well, it’s not really an issue of recovery because I think that customer especially in Pacific and within Pacific — mainly in China — are in general busy, with a positive sentiment on the outlook for the short term. But after a period during Q2, the customers, especially those that are producing the bolts for the iPhone 6 acquired system — mainly the new Express 50 for producing the iPhone 6.

In Q3 we saw that customers basically postponed some of their purchasing decision. We expect looking at the pipeline that we see for Q4 the situation would improve in Q4.

Now, it wasn’t the specific point of time during Q3 that we felt there is a softness, a weakness in the market. It was something that was throughout the whole quarter.

In terms of main drivers for growth in this business, it’s very similar and that’s what’s nice. It’s very similar also to the drivers that we see in the Semi IC and Systems business. It’s automotive, smart mobile devices, and communication infrastructure mainly in China.

Mahesh Sanganeria:	And in terms of the growth — about $20 million, $25 million growth quarter over quarter — where is that growth coming from in Q4 compared to Q3?

Amichai Steinberg:	So, assuming the — this is Amichai. Assuming the SPTS will be — the Semi IC and Systems will be pretty much the same as in Q — in the third quarter. Most of the growth, most of the move from 167 to 190 would come from the SPTS and we also believe that the PCB next quarter will be better than the third quarter.

Mahesh Sanganeria:	Okay. That’s very helpful. Thank you so much.

Coordinator:	Our next question comes from the line of Joseph Wolf. Sir, your line is open.

Joseph Wolf:	Thank you.

I wanted to — were any of the — I have a question about the balance sheet. If we look at the receivables and the inventories in the third quarter, how representative will those numbers be of the full operating integrated company, or how should we model that going forward? And then, if you look at the debt and the cash balance, what’s your inclination right now in terms of generation of cash and paying down the debt more rapidly, like you have done in the past?

Doron Abramovitch:	Hi, Joe, this is Doron.

For the accounts receivables and inventory it’s something that I can consider as ongoing for the next few quarters assuming that the level of revenues will be similar or a bit more like Amichai just explained. But right now as an example the inventory increased by a $15 million to $17 million on a stand-alone Orbotech because of the Q4 projection for the FPD. So mainly this is a level that we think that is reasonable and it’s well managed both for the accounts receivables as well as the inventory.

As for the cash I don’t think that — you know, also according to the loan agreement this is not something that we are now planning to incur cash on a quarterly basis in order to repay the loan. It should be something that we need to monitor and plan for the end of 2015.

So right now I think that the level of free cash is quite reasonable and allowed us to continue operating the business. Again, we are looking forward for 2015, but we still need to, you know, to be very careful with the cash, but no plan for repaying the loan at the moment.

Joseph Wolf:	Okay.

I had a question — you mentioned in the — just in the OLED market — which is mentioned in the press release. How is that developing? Is it moving with any more scale right now? And as you look at the OLED market, do you see it as a one-to-one replacement for LCD additive to the business that you are doing, or in general, how optimistic are you about that developing market?

Asher Levy:	I think you have to make a distinction. Hi, Joe, this is Asher. I think you have to make a distinction between large display TVs using OLED technology and small to mid for mobile devices or smart mobile devices.

I think there are no breaking news in the area of OLED production of TVs. Using the OLED I think one of the Korean customers or one of the Korean producer was using the white OLED technologies, making some progress, but that’s about it. What we see in terms of OLED for large TVs, there are lot of activities in terms of research development in OLED technology in most of the leading countries that are part of the FPD value chain.

In terms of OLED technology for small to mid — mainly for smart mobile devices — we see a lot of activities which luckily creates also a lot of opportunities for Orbotech.

The repair system that I mentioned that we launched in the third quarter — the Prism — is a unique repair system that offers capabilities for OLEDs small to mid displays that otherwise customers could not do repair on those displays, because with the current standard repair systems our customer did not use to do repair on OLEDs small to mid displays. And with the new Prism system they can do that. So we see from our point of view business related activities mainly in the small to mid OLED displays.

Joseph Wolf:	Great. Thank you.

Asher Levy:	Thank you.

Coordinator:	Our next question comes from the line of Andrew Uerkwitz. Sir, your line is open.

Andrew Uerkwitz:	Just one quick question. It looks like the Chinese government updated their expectations around the flat-panel display industry. Has that given you kind of more confidence in the visibility of the potential order flow over the next couple of years? Could you kind of talk about the confidence level you have there? Thanks.

Asher Levy:	The answer is yes. I think generally speaking the visibility in the display business is better in the last couple of years. That started with the recent Gen 8 new facilities that moved to invest — which was mainly in China by the way which moved to small to mid Gen 6, Gen 6.5 — which are now in spec discussions with customers in China, but also outside of China.

And as I mentioned, the new wave is already on the horizon and this is the second phase of the Gen 8 facilities that we discussed at the beginning of this year. So the fact that we have one wave which we completed — those were the bookings that we announced in Q1 and Q2 — moving through the next wave — which is the Gen 6, Gen 6.5 — now we already start to see on the horizon the next wave which is the second phase of the Gen 8, Gen 8.5. I think it’s a very strong indication of the better visibility in this market.

Andrew Uerkwitz:	Great. Thank you, guys.

Coordinator:	Our next question comes from the line of Andrew Abrams. Sir, your line is open.

Andrew Abrams:	Thank you. Just a couple of questions.

The margin improvement that you’re talking about, kind of the longer-term margin improvement to get to 48% or 50%, what’s your timeframe there now that you have SPTS and we’ll start to see that contribution also? Can you give us an idea of what your timeframe is for that margin improvement?

Doron Abramovitch:	Yes, Andrew. As I mentioned in the call in September we consider the long-term order in the next two years. So it’s basically everything there will go well as expected with the acquisition and with the market supposedly between around 2017 on a level of $900 million revenues. So this is the timeframe as well as the target for the revenue.

Andrew Abrams:	Got it.

And are we looking at expenses that should run roughly the $50 million to $53 million non-GAAP number going forward? Or is there still, you know, is there still some kind of rebalancing to get straightened out after fourth quarter?

Asher Levy:	No. Basically the range includes the overall Orbotech’s — what we call the breakeven point. And on that we have the SPTS’ number. So all included is something like the 50 to 53. I don’t expect any significant changes from this amount.

Andrew Abrams:	Got it.

And, lastly, the discussions that you’re in on the FPD side, the Gen 8 Phase 2 — which you’ve sort of discussed a little bit before — would be, you know, additional lines for the customers that you’ve already been delivering product to at this point. Is the Gen 6 customer base a different customer base? I understood that it’s still your existing customer base, but is it a different customer base than what you were talking about for your Gen 8 Phase 1 and Phase 2 projects?

Asher Levy:	Yes. Slightly different, but not really different because, you know, at the end of the day the customer base and the FPD space is anywhere between 8, to 10, 12 customers. So, all of them are doing both the Gen 8 and the Gen 6 and that’s basically — the product offering covers all the available products.

So in most cases, maybe we’ll be — maybe just one or two customers are not falling under this definition, but most of them are both the Gen 8 as well as the Gen 6. The main difference, however, is that in the Gen 8, Gen 8.5, it was mainly customers in China. In the Gen 6, Gen 6.5 we also see customers in Taiwan and hopefully also in the near future some of the Japanese customers are showing some strong recovery sign maybe also in Japan.

Andrew Abrams:	Got it. Okay.

And in terms of project sizes, are they similar to what you were seeing in the Gen 8 Phase 1? Or these smaller — I know these are — are these greenfields, you know, $25 million, $30 million projects or are these extensions of other lines or conversions of other lines?

Asher Levy:	Generally speaking in the Gen 6, Gen 6.5, the scope of the project is lower than the one we saw on the Gen 8, Gen 8.5. And the next wave — which again is something new we’re discussing until now, we spoke mainly about the first wave of the Gen 8 and the Gen 6 — now we are talking about the second wave of the expansions of the Gen 8, but in the Gen 8 it’s similar to the previous expansion. In some cases it’s going from 60 to 90. In some cases going from 60,000 in the last two months to 120,000 so it’s all of the above.

Andrew Abrams:	Got it. Okay. Terrific. Thank you very much.

Coordinator:	Our next question comes from the line of Jessie Katz. Ma’am, your line is open.

Jessie Katz:	Hello. Thank you for taking my question. I’ve got a question regarding SPTS. Maybe you can give me some color regarding the competitive environment in that segment. Do you see changes? I remember you were talking about Oerlikon on the last conference call. Maybe you can give me some color on that?

Asher Levy:	Okay. Hi, Jessie, this is Asher.

Without going through names of specific customers, I mentioned that we saw very high level of activity in the RF this quarter and also going into the fourth quarter. All I can say is that in this specific segment SPTS improved its competitive position — to the best of our knowledge — on the account of their other strong competitors.

Jessie Katz:	And could you also maybe give me some kind of a background how strong the MEMS growth will be affecting Orbotech in the future? How strong do you see the industry, and what area will see the most effect of this growth engine?

Asher Levy:	Okay. So, as I mentioned, the MEMS did not perform very well in the last several quarters despite the fact that the demand for devices were strong, but investment in equipment was relatively soft. But, clearly, we are starting to see some indications that the coming growth in terms of medical, automotive, mobile devices, wearables, also the shrinkage of the sizes of the devices will require investment in equipment and our expectations are that it — we will see the growth returns in 2015.

And actually we’re already starting to see some request for urgent capacity expansions from one of the leading customers in this market.

Jessie Katz:	And could you quickly explain to me why there was some softness in the MEMS area in the past, to understand a bit there?

Asher Levy:	Like I said the capacity that was available met the demand in terms of the total production that was required in terms of number of devices.

Jessie Katz:	Excellent. That’s it from my side. Thank you so much for taking my questions.

Asher Levy:	Thank you, Jessie.

Coordinator:	Our next question comes from the line of Kris Brown. Sir, your line is open.

Kris Brown:	Yes, good morning, guys. I just had a question about accounts receivable. I noticed that your total accounts receivable is about 150 days of revenue. I apologize, my firm is not an expert by any stretch on your particular industry. I noticed in the 1990s, your DSOs were something on the order of typically less than 80 days. Can you explain to me kind of what the industry dynamics are that receivables are as stretched out as they are?

Amichai Steinberg:	In the 80s, in the 90s we were a PCB company and we sell to the PCB and the PCB has somewhat different ingredients compared to the flat-panel display industry in terms of the terms. And the accounts receivables that you see today — which is getting better — is pretty much a result of — it’s basically in line with our last 15 years because this is the way we work mainly in the FPD — with the FPD industries.

There is a short — or there is a long-term between the actual older placing and the time we get the cash, but I think it’s worthwhile to mention that a vast majority of this cash is under an LLC and fully covered so, obviously, 150 days is — has its own problem in terms of the timing but we haven’t seen and we haven’t faced. And given the knowledge we have and the experience we have with these customers we feel comfortable with the credibility of the debts. Nevertheless, we are trying to reduce it and so far with some success.

The Semi IC and Systems business has a shorter or lower number in their DSOs for the group. I think we see some positive trend there, but this is the way we’ve been selling to the FPD mainly in the last few years.

Kris Brown:	Yes. Does a receivable become a receivable when the customer receives the product, or once the customer approves the product?

Amichai Steinberg:	Based on our revenue of recognition it’s based — once we deliver the product.

Kris Brown:	Okay. So it’s a receivable as soon as you deliver the product?

Amichai Steinberg:	Yes.

Kris Brown:	Okay, great.

And are there any particular geographies where receivables take longer to collect than others?

Amichai Steinberg:	So, traditionally, Japan is the longest. But, again, across the boards in the flat panel display, because of their ramping process and the fact that they are waiting regardless of the acceptance or the delivery, they’re waiting to ramp-up and our product goal is primarily in the ramp-up phases. So they are paying once they achieve their ramp-up targets. This is how they manage their cash flows.

So, again, if you look for a regional breakdown Japan is the worst — so to speak — but China and Korea are not left — are not far behind.

Kris Brown:	Okay. Okay.

And then do you guys keep an eye on your customers’ balance sheets to be sure that you feel they’re kind of creditworthy?

Amichai Steinberg:	So, based on the history we haven’t had an issue, A; B, 99.9% of our sales are repeating sales. We know where we — whom we sell, and all the people we sell to, the product we provide services. It’s not like a one-time event it’s an ongoing relationship and we are very much familiar with the status of our customers.

Kris Brown:	Okay. Great. Great. Thank you very much.

Coordinator:	Our next question comes from the line of Jonathan Half. Sir, your line is open.

Jonathan Half:	Hi. Thanks for taking my question.

In your press release you discussed the new DI system and the expanding of the addressable market. Perhaps you can give us a sense of, you know, the magnitude of the expansion. I think in 2013, it was a peak year. You delivered, I believe, 150 systems. If we take that as a base, what should we think your addressable market would be going forward?

Asher Levy:	Hi, Jonathan. Very difficult to give right now specific number for the growth of the DI business, except for side that — except for the fact that we see tremendous growth opportunities in direct imaging.

As I mentioned before the Nuvogo because of its very flexible technology and its ability to image on any resist, and also because of the quality of the land structure with this machine, and also because of the considerably higher throughput of this machine compared with all other system opens new opportunities for Orbotech within the PCB.

Long-term you have to understand that we are also planning to approach another segment which is the Solder-Mask. And following the acquisition of SPTS long-term, I think that we will face many opportunities for direct imaging, also in the advanced packaging market. Maybe that will require changes in the system. Maybe it will not be identical to the system that we see right now, but when talking about future potential for direct imaging, I think the opportunities are very, very significant.

But to tell you that already next year the fact that we increased the addressable market will result in additional X number of system that is still early for me to say because generally it depends on so many other factors. Nevertheless, as I said, we see great potential in direct imaging within the PCB, within the substrate business and within the advanced packaging business.

Jonathan Half:	Great.

Maybe now with the, you know, the SPTS behind you, can you talk a little bit about, you know, expectations for seasonality of the combined business?

Asher Levy:	The major effect is that — is before we’re a company of two significant markets — the PCB and the FPD. I think we are now serving customers in three industries — the flat panel display, the PCB, and the IC — Semi IC and Systems — and to a certain extent the seasonality although existing, each one of them is different. So as is the case in Q3 that we saw some softness in PCB, nevertheless we saw higher level of activities in both FPD and Semi IC and Systems and that’s basically the situation we want to reach. This is where we want it to be.

Also, what’s interesting is that within the similar applications, when we talk about, for example, smart phones or automotive or cellular networking, you see that there is a difference in terms of the phase of the cycle between the SPTS business and the PCB business — which is also a very good advantage. So I think we are less vulnerable now to cycle in different industries that we serve and I think we are in a better situation.

This gives me also the opportunity to kind of update you that we’re also seeing opportunity or an improvement in terms of the geographical distribution for our business, since due to the acquisition of SPTS, also the balance between Pacific, North America and Europe is also a distribution that we are much more comfortable with compared with the previous distribution for our business.

Jonathan Half:	Okay.

And, finally, I just want to follow up on the previous question regarding the receivables in the FPD. Just from the commentary, you know, (from my model) I think that the FPD should be a bigger part of your business in 2015 than it was in 2014. Assuming that’s correct, should we expect an uptick in DSOs? Or do you think you will be able to maintain the current level or even reduce them?

Doron Abramovitch:	Basically you’re right. In a way we shouldn’t expect, but in 2014 we had some huge progress and managed to reduce some of the old debts that were open for a while. So in a way I assume that — not in a significant way. For your model you can add a few percentages. Right now I cannot tell because we don’t know yet the number of 2015 now and how it will be divided. But the basic assumption is correct.

Jonathan Half:	Okay.

And, finally, if I may, just on the currency, can you remind us of your hedging policy and how the recent weakness in the Israeli shekel is impacting you, if at all? And if not, when it should impact you?

Doron Abramovitch:	Yes. And the first — of course we do have some hedging. We have some policy that we manage in the last very hectic year to follow. In the first seven, eight months, in the finance aspect we managed to gain a bit because our way of a short term hedging went very well.

As we all know in the last eight months there were some changes in the shekel versus dollar so most of the Israeli companies has a huge challenge to gain. We managed not to lose there too much. So overall in the first nine months we are kind of breakeven. Of course the change, the strength of the dollar is very good for us as long as we will continue to doing the hedging well, which I believe that for 2015 we have a plan.

Jonathan Half:	So we should see some tailwind in terms of operating margins in 2015 from the currency?

Asher Levy:	In a way if you will compare to 2014 on the same level of a currency you’re right. But right now we don’t know yet. There is another — a move of the euro, we are exposed to the yen, so it’s much more complicated than this. But if you will compare only the shekel with the current level I expect to gain a bit. I don’t know yet to say how much as I didn’t start work on the 2015 budget.

Jonathan Half:	Okay. Thanks a lot and good luck going forward.

Asher Levy:	Thank you.

Coordinator:	Our next question comes from the line of Jim Ricchiuti. Sir, your line is open.

Jim Ricchiuti:	Asher, can you discuss the timing of the next wave of bookings for the Gen 8, 8.5?

Asher Levy:	In terms of bookings we expect the real discussions to start at the end of this year, beginning of next year, and deliveries to start at the end of 2015 going into 2016. That’s for the Gen 8.

Jim Ricchiuti:	Got it. Thank you.

And then I wonder if we could switch gears for a second and talk a little bit about solar. Can you remind us how many customers you’ve sold the equipment to thus far? And it sounds like you see follow-on orders. I wonder if you could talk a little bit more about the kinds of follow-on orders and whether this business is now on perhaps a little bit more sustainable path.

Asher Levy:	Two customers, most of them are in the high end of the — what is called high efficiency. Solar cell industries are divided between high efficiency and low efficiency. Our system is targeting the high efficiency.

There are discussions with both customers about follow on orders. I mentioned that several times in previous conference calls that the orders in 2014 were mainly for what was called a pilot production plan and if the results would be successful and if the industry sentiment will continue to be positive they will move to discussions about high-volume manufacturing facilities.

So we are now on the verge of moving to that type of discussions. Nevertheless, there are some already very strong indications from customers about their intentions in 2015 — which gives us the confidence that 2015 should be between a better to a much better year for us in terms of solar business.

Jim Ricchiuti:	What would you anticipate the timing to look like when one or both of these customers makes a decision to move forward with a more significant rollout?

Asher Levy:	My expectation is that at least with one of them we’ll be able to conclude it before the end of this year.

Jim Ricchiuti:	Okay. Thanks very much.

Asher Levy:	Thank you, Jim.

Coordinator:	Our last question comes from the line of (Ron Senator). Sir, your line is open.

(Ron Senator):	Hi. How are you?

I just wanted to get a sense of the normalized cost structure following the SPTS consolidation. And, you know, either I take their sort of revenue line and just add, you know, another slightly less than a month and change to normalize for a quarter, or maybe their expense sort of — overall were sort of abnormal because obviously their operating margins were significantly higher? So, is any of that sort of parameters is sort of not — is not normalized at this point?

Doron Abramovitch:	Hi, (Ron), this is Doron.

As mentioned in previous calls right now it goes according to the plans — meaning, that in this level of revenues you can take the 25% and even a bit more EBITDA margins. And as I mentioned about the Opex, between 10 to 12 maybe a bit more because of some variable expenses in Opex and the gross margin should be around 48%. These are the numbers that we provided in the last call and they are still valid.

Amichai Steinberg:	Ron, in terms of the breakdown for the quarter it was a bit abnormal. As we said it was a very backended quarter in terms of the revenues. And the situation with the expenses was not like that. It was more evenly spread. So, if you look at the last two months they were better than the ongoing operation.

(Ron Senator):	Right.

So on a going-forward basis, basically take what you said about the $10 million to $12 million plus the 48% to 50% gross margin? That should represent sort of the normalized state of business?

Asher Levy:	Yes. This is the normalized.

(Ron Senator):	Thanks.

Coordinator:	Speakers, at this time we have no further questions on queue.

Anat Earon-Heilborn:	Okay. Thank you. Thank you, (Brian).

Goodbye, everyone.

Coordinator:	Participants, the call has concluded. You may now disconnect. Thank you.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: November 12, 2014